UNITED STATES SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549
                               -------------------


                               Amendment No. 2 to


                                   FORM 10-SB

                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934

                      Paradigm Advanced Technologies, Inc.
                 (Name of Small Business Issuer in Its Charter)

         Delaware                                              33-0692466
(State or Other Jurisdiction of                             (I.R.S. Employer
 Incorporation or Organization)                           Identification Number)

5140 Yonge Street, Suite 1525, North York, Ontario, Canada       M2N 6L7
        (Address of Principal Executive Offices)               (Zip Code)

                                 (416) 222-9629
                            Issuer's Telephone Number

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                               Name of Each Exchange on Which
to be so Registered                               Each Class is to be Registered
      None                                                     None

Securities to be registered pursuant to Section 12(g) of the Act:
                    Common Stock, Par Value $0.0001 Per Share
                                (Title of Class)

                                     PART I

Item 1.    Description of Business.

         Paradigm Advanced Technologies, Inc. (the "Company") is a developmental stage company which was formed to act as a marketer and distributor for digital video surveillance security software products. The Company was incorporated in Delaware on January 12, 1996, and on the same day purchased all of the right, title and interest in the security and surveillance products business established by Paradigm Advanced Technologies Joint Venture (the "Joint Venture"). The Joint Venture was dissolved on the same day. Three of the four principals of the Joint Venture are now affiliated with the Company, including:
Jack Y. L. Lee, who serves as the Chief Executive Officer of the Company, David Kerzner, who serves as President of the Company, and Sarah Casse, who serves as a Consultant to the Company. The Company's headquarters are located at 5140 Yonge Street, Suite 1525, North York, Ontario, Canada M2N 6L7, and its telephone number is (416) 222-9629.

         The Company has entered into a Distributor Agreement with Alpha Systems Lab, Inc. ("ASL") of Irvine, California, pursuant to which it has acquired the exclusive right to purchase and distribute certain digital video security products in Canada, and the non-exclusive right to purchase and distribute them worldwide. These distribution rights will expire in November, 2005, although the Distributor Agreement may be terminated earlier in certain events of default or non-performance. No governmental approvals are required for the distribution of these products. ASL is currently the Company's sole supplier. Other than the Distributor Agreement, there is no relationship or affiliation between ASL and the Company. The Company's initial efforts will center on two of ASL's products.

         The first product, VideoBank, is a software-based video surveillance system. This system differs from conventional, hardware-based video surveillance systems, which rely upon video cassette recorders (VCRs), in that the VideoBank system digitally records images, and stores them in and retrieves them from a computer's memory instead of a video cassette tape. This system eliminates many of the problems associated with operating a VCR-based security system, such as storage and preservation of video cassette tapes and the possibility of mechanical failures and breakdowns of the VCR or other components of the system. It also introduces a measure of efficiency in installing improvements to the system, because improvements can be made simply by implementing upgrades of the software, instead of having to purchase and install new hardware components. At the same time, although additional image storage capacity can be added simply by augmenting the computer's memory, the software-based video surveillance system has the drawback of being highly dependent on low-cost, high-capacity removable data storage media. Based upon current trends in computer hardware pricing, however, the Company believes that such low-cost, removable data storage media (including, for example, optical data disks) will continue to become more widely available in the future. The software presently is


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

designed to operate on a conventional 486 computer and, with its icon-driven user interface, is designed to be "user-friendly."

         The second product, VideoBank-Remote, is a predominantly software-based system which allows images captured by VideoBank to be digitally transmitted over conventional telephone lines. The Company will market and distribute the software component of this system. Like VideoBank, VideoBank-Remote operates on a conventional personal computer and modem. Its software is also designed to be user-friendly, employing an icon-driven, Windows-based graphical user interface. By transmitting over telephone lines, it obviates the need to link camera sites to the remote observation post by installing coaxial cables. Advances in computer technology have made possible VideoBank-Remote and its advances over existing telephone transmission technology in terms of clarity of image, transmission time, and cost of transmission. VideoBank-Remote has demonstrably the best image per transmission time of any existing telephone-based system, primarily because both the VideoBank and VideoBank-Remote systems can accept images of any resolution quality that the video camera itself is capable of producing, and do not impose any limit on the maximum resolution of the image as do many competitive products.

         Although VideoBank and VideoBank Remote utilize computer hardware and other physical equipment, these systems are referred to herein as "software-based" systems because neither product requires the use of proprietary hardware. Instead, both products can operate on any computer hardware that meets the minimum system specifications: as noted above, the specification calls for a conventional personal computer with at least a 486-class central processing unit. Therefore, these systems can be sold either as a software package to be installed upon any computer system that meets the system specifications or as a "turn-key" hardware-software bundle.

         In contrast, to the Company's knowledge, all of its competitors in the marketplace for video surveillance security systems offer systems that are based on proprietary hardware or equipment. There are approximately twenty companies which manufacture video transmission systems for security applications. Though some may have developed software products for use in video security and surveillance products, the competitors' products are primarily hardware-based. Many competitors' products are also complex and less reliable than VideoBank. To the Company's knowledge, none of its competitors have developed a software-based product with the capabilities of VideoBank. The Company also believes that it can offer its products for substantially lower prices than those of its competitors because of the system's non-proprietary hardware specification and the availability of the bundled hardware/software system incorporating equipment that the Company purchases at a volume discount.

         To the Company's knowledge, there are no existing or probable government regulations that will have an effect upon the Company's business. Although end-users of surveillance equipment in Canada, and elsewhere, are required to give notice of the use of such equipment, there are no known absolute prohibitions either on the ownership or the use of surveillance equipment. The Company knows of no existing or probable government regulations that either

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

do or may affect the Company's right to distribute, sell, manufacture, or otherwise deal with digital video surveillance security systems.

         The Company currently has seven full-time employees and two part-time employees. The Company will conduct its distribution and marketing efforts through its manufacturer's sales representative network, which consists of seven independent companies in the United States and Canada with which it maintains contractual arrangements. These seven companies each employ between three and ten sales personnel.

         It is currently expected that the Company will sell the software for the VideoBank System for approximately $1,500 and the hardware/software bundle for the VideoBank-Remote System for approximately $2,800, with a gross margin of approximately 40%. Because the Joint Venture made no sales of these products during its existence, there are no historical figures against which to compare such information.

Item 2.    Management's Discussion and Analysis or Plan of Operation.

         In connection with its organization, the Company acquired a security and surveillance products business established by the Joint Venture, including the purchase and distribution rights pursuant to the contract with ASL. During the succeeding months, the Company raised approximately $1,000,000 in capital through two private placements completed in accordance with Rule 504 of the Securities and Exchange Commission. It is currently conducting an additional private placement in accordance with Regulation D of the Securities and Exchange Commission, in which it intends to raise a minimum of $275,000 and a maximum of $1,375,000 in capital. Management expects that this will satisfy the Company's cash requirements for the first six months after its organization, taking into account the Company's accumulated deficit at June 30, 1996, of $603,555. However, management estimates that the total amount of "seed capital" required in order to proceed with current operations and to bring the Company's own product to market will be $2,500,000, including approximately $600,000 for research and development, approximately $900,000 for advertising, marketing and promotional efforts, and approximately $1,000,000 for working capital, and anticipates that the Company may need to raise additional capital during its first twelve months. It anticipates doing so through additional private placements of unregistered shares of its Common Stock conducted under an exemption provided by the Securities Act of 1933 or by the rules of the Securities and Exchange Commission.

         The Company's initial efforts for its first twelve months will center on the marketing and distribution of VideoBank and VideoBank-Remote. During the first three months, the Company will solidify its manufacturer's representative network by entering into sales representation contracts with these representatives, and will begin the process of creating its advertising and promotional materials, customer database, and public relations campaign. It will also concentrate on generating initial revenues from existing relationships with companies which are already familiar with the Company's products and have expressed a willingness to buy. After the
first  three  months,   the  Company  will  concentrate  on  consolidating   its
distribution networks, cementing its client relationships, and establishing an image and brand-name recognition for the Company in the marketplace in which it competes.

         During its first twelve months, the Company will also explore possibilities of entering into additional marketing and distribution relationships with manufacturers and developers of software-based video surveillance systems by entering into distribution or sales representation agreements with such manufacturers and developers. This would diversify the suppliers of products that the Company markets and distributes. With respect to the Company's advertising and marketing arrangements, the Company currently has relationships with Industry Marketing Service, a marketing consulting company located in Tempe, Arizona, and with Adler & Schinkel, an advertising agency based in Phoenix, Arizona, and is currently negotiating the details of an alliance with a public relations firm. The Company currently plans to continue to use its existing marketing and distribution methods, but also is reviewing and evaluating these methods in order to determine whether better or more efficient practices may be available. The Company ultimately intends to market its own proprietary software-based video surveillance products and is currently completing the development of its first product, a software-based video surveillance system involving enhanced frame density, a more powerful search engine driven by proprietary algorithms, and a more user-friendly interface.

         The Company does not currently have any intentions to acquire any significant plant or equipment. The Company's warehouse and production facility requirements are minimal because the Company's products consist simply of software stored on three or four floppy disks and boxed with a user manual. To the extent that the Company sells integrated or bundled hardware-software systems, the integrator or hardware manufacturer installs the Company's software and then "drop-ships" the system directly to the customer. The Company may increase the number of its employees as it further solidifies and consolidates its distribution networks.

Item 3.    Description of Property.

         The Company's corporate headquarters are located in North York, Ontario, Canada in leased facilities consisting of approximately 1,000 square feet of office space. This facility is leased on a month-to-month basis for $600 (Canadian) per month.

         The Company's technical support and distribution office is located in Irvine, California. This office is in a leased facility consisting of approximately 1,560 square feet. The monthly rent is $1,404. The lease expires on February 28, 1997, and contains a renewal option for an additional one-year term.

         The Company's marketing office is located in a leased facility in Mesa, Arizona in a facility consisting of approximately 414 square feet. The monthly rent is $495. This facility is leased for a one-year term expiring on January 30, 1997.

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

         As its business may permit or require, the Company may add to its staff or facilities. The Company does not presently own any real estate. The Company has no policies regarding investments in real estate, securities, or other forms of property.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.

(a) The following table details the security ownership of the only person, other than directors or officers of the Company, who is known to be the beneficial owner of more than five percent of the Common Stock of the
     Company:

                              Beneficial   Current                   Percent
                             Ownership of  Percent    Options      of Class if
Name and Address             Common Stock  of Class   Granted    Fully Exercised
----------------             ------------  --------  ---------   ---------------
Sarah Casse                    1,375,000     10.8%   1,875,000        15.7%
63 Otter Crescent
North York, Ontario M5N 2W7

(b) The following table details the security ownership of each of the Company's directors and executive officers:

                              Beneficial   Current                   Percent
                             Ownership of  Percent    Options      of Class if
Name and Address             Common Stock  of Class   Granted    Fully Exercised
----------------             ------------  --------  ---------   ---------------
Jack Y. L. Lee,                1,375,000     11.7%   1,875,000        15.7%
Chief Executive Officer
28 Old Park Lane
Richmond Hill, Ontario L4B 2L4

David Kerzner,                 2,337,500     19.8%   3,187,500        26.7%
President
120 Arnold Avenue
Thornhill, Ontario L4J 1B7

C. Richard Brogan,               104,000      0.9%          --         0.5%
Vice President of Marketing
3242 S. Birchett Drive
Tempe, Arizona 85282

Jacob Kerzner,                        --        --     562,500         2.7%
Director
148 Faywood Boulevard
Downsview, Ontario M3H 247

All directors and executive    3,816,500     30.0%   5,625,000        27.2%
officers as a group


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

Item 5.    Directors, Executive Officers, Promoters and Control Persons.

         The following table sets forth information regarding the directors and executive officers of the Company.

Name                                 Age  Position
Jack Y. L. Lee......................  46  Chief Executive Officer and
                                          Secretary-Treasurer and Director
David Kerzner.......................  35  President and Director
C. Richard Brogan...................  56  Vice President for Marketing and Sales
Jacob Kerzner.......................  38  Director

--------------------

         Jack Y. L. Lee has been Chief Executive Officer and Secretary-Treasurer of the Company since its inception. He qualified as a Chartered Accountant in 1974 while employed with Clarkson, Gordon & Co., a major independent accounting firm that later merged into Ernst & Young. Since 1987, he has been a syndicator for Syndicat Management Inc., a company which specializes in the syndication of real estate and other investments. He currently serves as its President. Mr. Lee also has been a director of the Company since its inception, and is currently holding office as a director until the first annual shareholders' meeting or until his successor has been elected and qualified.

         David Kerzner has served as President of the Company since its inception. From 1990 to 1994, he worked at ISTI Corporation/Intertec Security, serving as President of ISTI Corporation and as the Marketing Manager of, and a consultant to, Intertec Security. In these capacities, Mr. Kerzner participated on both the executive and operational levels in the research and development of an integrated remote video and audio surveillance system. From 1987 to 1992, he was the owner and operator of Interactive Security Systems Inc., a full-service electronic security company. Mr. Kerzner also has been a director of the Company since its inception, and is currently holding office as a director until the first annual shareholders' meeting or until his successor has been elected and qualified.

         C. Richard Brogan has been Vice-President for Marketing and Sales of the Company since its inception. He served as Sales Manager for Robot Research, Inc. from 1993 to 1995, where he performed marketing for video processing equipment and PC-based telephone-line transmission systems for use with closed-circuit television systems, and as Director of Sales and Marketing for Sentry Products from 1989 to 1993, where he performed marketing for personal duress systems employing ultrasonic technology.

         Jacob Kerzner has served as a director of the Company since its inception, and is currently holding office as a director until the first annual shareholders' meeting or until his successor has been elected and qualified. He founded Nightingale Healthcare Inc., a privately

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

owned hospital and nursing home staffing company, in 1986, and currently serves as its President and Chief Executive Officer. He is the brother of David Kerzner.

Item 6.    Executive Compensation.

         The   following   table   discloses  the  amount  and  kind  of  annual
compensation payable to the Company's three executive officers, including its Chief Executive Officer, during the fiscal year ending December 31, 1996:

                           Summary Compensation Table
                                                        Long-Term Compensation
                             Annual Compensation                 Awards
                                             Other       Securities
     Name and                                Annual      Underlying  All Other
Principal Position    Year  Salary  Bonus Compensation    Options   Compensation
-------------------   ---- -------- ----- ------------   ---------- ------------
Jack Y. L. Lee        1996 $100,000    $0           $0    1,875,000           $0
Chief Executive
Office and
Secretary-Treasurer

David Kerzner         1996   75,000     0            0    3,187,500            0
President

C. Richard Brogan     1996   80,000     0            0            0            0
Vice Pesident for
Marketing and Sales

         The following table contains information concerning the grant of stock options to the Company's three executive officers, including its Chief Executive Officer, during the fiscal year ending December 31, 1996. No options have yet been exercised:

                         Number of    Percent of
                         Securities  Total Options
                         Underlying   Granted to       Exercise
                          Options    Employees in       or Base      Expiration
         Name             Granted     Fiscal Year   Price per Share     Date
-----------------------  ----------  -------------  ---------------  ----------
Jack Y. L. Lee            1,875,000          37.0%            $0.05     1/12/01
Chief Executive Officer
and Secretary-Treasurer

David Kerzner             3,187,500          63.0%            $0.05     1/12/01
President

C. Richard Brogan                 0             --               --          --
Vice President for
Marketing and Sales

Total..................   5,062,500         100.0%

         Directors of the Company do not receive any stated salary for their services as directors or members of committees of the board of directors, but by resolution of the board a fixed fee and expenses of attendance may be allowed for attendance at each meeting. Directors of the

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

Company may also serve the Company in other capacities as an officer, agent or otherwise, and may receive compensation for their services in such other capacity.

         The Company has entered into a Consulting Agreement with Jack Y. L. Lee which defines the terms of Mr. Lee's employment with the Company. Pursuant to this agreement, Mr. Lee is to serve as the Company's Chief Executive Officer and also as a Director for a 10-year term commencing on February 1, 1996, at an annual salary of $100,000, with primary responsibility in the area of product development and marketing within the video security marketplace in the United States, Canada and abroad. The agreement may be terminated early in the event of the resignation, death or disability or other incapacity of Mr. Lee. At the end of the agreement's term, it may be extended by the mutual consent of the parties for further five-year terms, with Mr. Lee's compensation to be renegotiated at the time of each extension. The agreement also contains provisions regarding confidentiality of information, ownership of inventions and patents, non-competition, and non-solicitation. In addition to his salary under the Consulting Agreement, Mr. Lee is eligible to receive a bonus upon the approval of the Company's Board of Directors.

         The Company has entered into a similar Consulting Agreement with David Kerzner, pursuant to which Mr. Kerzner is to serve as the Company's President and also as a Director for a 10-year term commencing on February 1, 1996, at an annual salary of $75,000, with head office and product development responsibilities. Like the agreement with Mr. Lee, this agreement may be terminated early in the event of the resignation, death or disability or other incapacity of Mr. Kerzner, and may be extended at the end of its term by the mutual consent of the parties for further five-year terms, with Mr. Kerzner's compensation to be renegotiated at the time of each extension. The agreement also contains provisions regarding confidentiality of information, ownership of inventions and patents, non-competition, and non-solicitation. Mr. Kerzner also is eligible to receive a bonus upon the approval of the Company's Board of Directors.

         The Company entered into an agreement with Sarah Casse on January 12, 1996, pursuant to which Ms. Casse is to provide advice and/or assistance with respect to the Company's use of technology, with respect to the preparation and implementation of the Company's business plan; and with respect to marketing matters. In consideration for these services, the Company granted Ms. Casse the options to purchase up to 1,875,000 shares of its Common Stock which are disclosed elsewhere in this registration statement. See "Item 4. Security
Ownership of Certain Beneficial Owners and Management" in Part I of this Registration Statement.

         The Company has entered into a consulting agreement with Industry Marketing Service, a corporation located in Tempe, Arizona of which C. Richard Brogan serves as Principal. Pursuant to this agreement, Industry Marketing Service is to market the Company's products in the commercial and industrial security market, and to administer the Company's advertising and public relations functions. The agreement runs for a one-year term beginning on January 1, 1996. The Company paid Industry Marketing Service $8,000 at the beginning of the term of the agreement, and is to pay an additional $6,000 per month thereafter.

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

Item 7.    Certain Relationships and Related Transactions.

         On January 12, 1996, the Company issued and sold 6,000,000 unregistered shares of its Common Stock to the participants in the Joint Venture in consideration for the purchase by the Company of all of the right, title and interest in the security and surveillance products business established by the Joint Venture. Certain of its directors and officers were participants in the Joint Venture, and therefore received shares of the Common Stock of the Company in this transaction. These included Jack Y. L. Lee, the Company's Chief Executive Officer, who received 1,875,000 shares (including 500,000 shares in trust), and David Kerzner, the Company's President, who received 2,337,500 shares. Lisa Kerzner, Jacob Kerzner's wife, received 412,500 shares in the transaction. Sarah Casse, a holder of more than 5% of the Company's issued and outstanding Common Stock, received 1,375,000 shares in the transaction. See also "Item 4. Recent Sales of Unregistered Securities" in Part II of this Registration Statement.

         The Company has entered into employment agreements with each of David Kerzner and Jack Y. L. Lee. See "Item 6. Executive Compensation." No further transactions with related parties are contemplated at this time. In the event that such a transaction should be contemplated in the future, it will be subjected to review by the Company in accordance with appropriate, reasonable and prudent business practices.

Item 8.    Description of Securities.

         The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value $0.0001 per share. As of June 16, 1996, there were issued and outstanding 12,716,674 shares of the Company's Common Stock. On June 5, 1996, there were 47 holders of record of the Company's Common Stock.

         Each stockholder of the Company is entitled to one vote, in person or by proxy, for each share of Common Stock entitled to vote held by such stockholder. All elections for directors are decided by plurality vote; all other questions are decided by majority vote except as may otherwise be provided by the Company's Charter or by the Delaware General Corporation Law.

         The holders of the Company's Common Stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Holders of the Company's Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters" in
Part II of this Registration Statement. In the event of a liquidation, dissolution or winding up of the Company, holders of the Company's Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of the Company's Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking

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

fund provisions applicable to the Common Stock. All outstanding shares of the Company's Common Stock are fully paid and non-assessable.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

         At the time of the filing of this Registration Statement, there is no established public trading market for the Company's Common Stock. The Company's Common Stock is traded over-the-counter on the NASDAQ Bulletin Board under the symbol "PRAV." The range of high and low bid prices for the Company's Common Stock during the period commencing on April 12, 1996 (the date of its approval for trading on the NASDAQ Bulletin Board) and ending on July 22, 1996, as reported on the NASDAQ Bulletin Board, are as follows:

   Year and Period                                High               Low
   --------------------------------------         -----             ------
   1996:
     Period commencing April 12
     and ending July 22 .................         $0.75             $0.375

         These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not reflect actual transactions or the "penny stock" rules to which the Company's Common Stock is subject.

         As of June 16, 1996, there were issued and outstanding 12,716,674 shares of the Company's Common Stock. On June 5, 1996, there were 47 holders of record of the Company's Common Stock. Of the 12,716,674 issued and outstanding shares, 6,000,000 were "restricted securities" available for sale in the public market subject to restrictions as to volume and other limitations pursuant to Rule 144 of the Securities and Exchange Commission, and 5,800,000 were freely tradable pursuant to Rule 504(b)(1) of the Securities and Exchange Commission. 916,674 shares were issued pursuant to the Company's June private placement, conducted in reliance upon Regulation D of the Securities and Exchange Commission, of Units consisting of shares of its Common Stock and warrants to purchase shares of its Common Stock. In addition, 8,000,000 shares were subject to issuance pursuant to outstanding options with an exercise price of $0.05 per share granted under the Company's stock option plan. The Company has agreed with the subscribers in its June private placement to file a registration statement pursuant to the Securities Act of 1933 with respect to the shares of its Common Stock which it will issue to them. The Company currently has no other proposals to make any public offering of its Common Stock.

         The Company has not declared or paid any cash dividends on its Common Stock since its inception, and its Board of Directors currently intends to retain all earnings for use in the business for the foreseeable future. Any future payment of dividends will depend upon the

Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors.

Item 2. Legal Proceedings.

         The Company is not party to any material litigation.

Item 3. Changes in and Disagreements with Accountants.

         There have been no changes in, or disagreements with, the Company's accountants. The Company's principal independent accountant has not resigned or been dismissed. During January 1996, the month of the Company's organization, Bromberg & Associates, Chartered Accountants, of Mississauga, Ontario, Canada were engaged as the principal accountants to audit the Company's financial statements.

Item 4. Recent Sales of Unregistered Securities.

         On January 12, 1996, the Company issued and sold 6,000,000 unregistered shares of its Common Stock, par value $0.0001 per share, to the participants in the Joint Venture, including Jack Y. L. Lee, David Kerzner, Sarah Casse, and Lisa Kerzner. These shares were issued in connection with the formation and organization of the Company and the contribution to the Company of all of the right, title and interest in the security and surveillance products business of Paradigm Advanced Technologies Joint Venture by its participants. The Company also assumed all of the liabilities and obligations relating to this business. The balance sheet value of the assets acquired was $91,295.00, and the balance sheet value of the liabilities assumed was $35,150.00.

         On January 25, 1996, the Company commenced an offering of 3,000,000 unregistered shares of its Common Stock, par value $0.0001 per share. On February 8, 1996, this offering was fully subscribed and closed. These shares were sold at a price of $0.10 per share, for a total offering price of $300,000. The offering was not underwritten, and there were no underwriting discounts or commissions. This sale was made in reliance upon Rule 504 of the Securities and Exchange Commission. The aggregate offering price did not exceed $1,000,000, and the offering was otherwise in compliance with Rules 501 and 502 of the Securities and Exchange Commission. These securities were sold to a total of eight private investors.

         On February 14, 1996, the Company commenced an offering of 2,800,000 unregistered shares of its Common Stock, par value $0.0001 per share. On May 1, 1996, this offering was fully subscribed and closed. These shares were sold at a price of $0.25 per share, for a total offering price of $700,000. The offering was not underwritten, and there were no underwriting discounts or commissions.
This sale was made in reliance upon Rule 504 of the Securities and Exchange Commission. The aggregate offering price did not exceed $1,000,000, and the offering was otherwise in compliance with Rules 501 and 502 of the Securities and Exchange Commission. These securities were sold to a total of 29 private investors.

         On June 3, 1996, the Company commenced an offering of 55 Units, each consisting of 83,334 unregistered shares of its Common Stock, par value $0.0001 per share, at $0.30 per share, and warrants to purchase 83,334 shares of its Common Stock at $0.30 per share. The warrants may not be exercised for six months after the date of their issuance, and expire three years after the date of their issuance. The Company intends to raise a minimum of $275,000 and a maximum of $1,375,000 in capital in this offering. The offering is being made to a limited number of investors who qualified as "accredited investors," as such term is defined in Rule 501(a) of the Securities and Exchange Commission. To date, this offering has been made to two investors, neither of whom have any relation to the Company, and eleven Units have been sold at a price of $25,000 per Unit with all of such purchase price being allocated to the purchase of the Common Stock. No other offers have been made yet; however, it is anticipated that the offering may later be expanded to include more offerees. The offering is not being underwritten, and as a result there will be no underwriting discounts or commissions. This sale is being made in reliance upon Regulation D of the Securities and Exchange Commission. The aggregate offering price will not exceed $5,000,000, and the offering is otherwise being conducted in compliance with Rules 501 and 502 of the Securities and Exchange Commission.

Item 5. Indemnification of Directors and Officers.

         The Company's By-Laws require it to indemnify to the fullest extent permitted by law each person that the Company is empowered by law to indemnify. The Company's Charter requires it to indemnify to the fullest extent permitted by Sections 102(b)(7) and 145 of the Delaware General Corporation Law, as amended from time to time, each person that such Sections grant the corporation the power to indemnify.

         Section  145  of  the  Delaware  General   Corporation  Law  permits  a
corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit, or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e. one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

         The Company's Charter also contains a provision stating that no director shall be liable to the Company or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except with respect to (1) a breach of the director's duty of loyalty to the corporation or its stockholders,
(2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) liability under Section 174 of the Delaware General Corporation Law (for unlawful payment of dividends, or unlawful stock purchases or redemptions) or (4) a transaction from which the director derived an improper personal benefit. The intention of the foregoing provision is to eliminate the liability of the Company's directors to the Company or its stockholders to the fullest extent permitted by Section 102(b)(7) of the Delaware General Corporation Law, as amended from time to time.

                                    PART F/S

 BROMBERG & ASSOCIATE                            1177 Finch Avenue West Suite 21
-----------------------                               Downsview, Ontario M3J 2E9
 CHARTERED ACCOUNTANTS                                    Office: (416) 663-1974
                                                             Fax: (416) 630-1345


                                AUDITORS' REPORT

TO THE SHAREHOLDERS OF
PARADIGM ADVANCED TECHNOLOGIES, INC.

         We have audited the interim balance sheet of Paradigm Advanced Technologies, Inc. as at March 31, 1996 and the statements of income, deficit, changes in shareholders' equity and changes in financial position for the period then ended. These audited financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on the audited financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards in Canada. These standards require that we plan and perform an audit to obtain reasonable assurance whether the audited financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the audited financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

         In our opinion, these interim audited financial statements presents fairly, in all material respects, the financial position of the Corporation as at March 31, 1996 and the results of its operations and the changes in its financial position for the period then ended in accordance with generally accepted accounting principles.



                                                        /s/ BROMBERG & ASSOCIATE
                                                          CHARTERED ACCOUNTANTS

DOWNSVIEW, ONTARIO
May 16, 1996

                      PARADIGM ADVANCED TECHNOLOGIES, INC.
                          (A Development Stage Company)
                              INTERIM BALANCE SHEET

                                     ASSETS
                                   June 30, 1996      March 31, 1996
                                    (Unaudited)
CURRENT ASSETS
  Bank                             $      338,132     $       15,940
  Inventories (Note 1a)                   354,562            349,275
  Prepaid expenses and deposit             16,418              2,626
                                   --------------     --------------
                                          709,112            367,841

  Capital Assets (Notes 1b, 3)             19,668              4,729
                                   --------------     --------------
  TOTAL ASSETS                     $      728,780     $      372,570
                                   ==============     ==============

                                   LIABILITIES
CURRENT LIABILITIES
  Accounts payable                         26,190             37,028
                                   --------------     --------------

                              SHAREHOLDERS' EQUITY
STOCKHOLDERS' EQUITY (Note 4)
  Authorized 30,000,000 common shares
  at $0.0001 par value per share
Issued and outstanding
  12,633,340 and 10,140,000 common
  shares                                1,306,145            641,145

Deficit                                  (603,555)          (305,603)
                                   --------------     --------------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY             $      728,780     $      372,570
                                   ==============     ==============

APPROVED ON BEHALF OF THE BOARD

/s/ Jacob Kerzner
-------------------------------
Director

/s/ David Kerzner
-------------------------------
Director

                      PARADIGM ADVANCED TECHNOLOGIES, INC.
                          (A Development Stage Company)
                           INTERIM STATEMENT OF INCOME

                                                                       From
                                                    From            Inception on
                              For the Three      Inception on       January 12,
                               Months ended      January 12,       1996, through
                              June 30, 1996     1996, through      June 30, 1996
                               (Unaudited)      March 31, 1996      (Unaudited)
REVENUES
  Sales                        $         --      $         --      $         --
  Cost of Sales
    Purchases                         5,287           349,275           354,562
    Inventory, period end           354,562           349,275           354,562
                               ------------      ------------      ------------
  TOTAL REVENUES               $         --      $         --      $         --
                               ============      ============      ============

EXPENSES
  Consulting Fees                   125,123           222,769           347,892
  Legal and professional             38,251            13,722            51,973
  Salaries and benefits              31,459            21,275            52,734
  Office and general                 11,254            13,106            24,360
  Travel and entertainment           81,914            28,268           110,182
  Occupancy costs                     8,015             6,214            14,229
  Depreciation                        1,936               249             2,185
                               ------------      ------------      ------------
  TOTAL EXPENSES                    297,952           305,603           603,555
                               ============      ============      ============

NET GAIN (LOSS) FOR THE PERIOD $   (297,952)     $   (305,603)     $   (603,555)
                               ============      ============      ============

Net gain (loss) per average
  common share                 $      (0.03)     $      (0.04)     $      (0.06)
                               ------------      ------------      ------------
Average common shares
  outstanding during period      11,390,111         8,001,750         9,804,913
Accumulated deficit at
  period-end                   $    603,555      $    305,603      $    603,555
                               ------------      ------------      ------------

                      PARADIGM ADVANCED TECHNOLOGIES, INC.
                          (A Development Stage Company)
                       INTERIM STATEMENT OF SHARE CAPITAL
                     JANUARY 12, 1996 THROUGH JUNE 30, 1996

                                                                    PAID IN
                                      SHARES                        CAPITAL

Issuance of common
shares to purchase all
of the assets and liabilities
of Paradigm Advanced
Technologies Joint Venture         6,000,000                    $    56,145

Issuance of common
shares in February 1996 in
connection with a private
placement offering                 3,000,000                        300,000

Issuance of common shares
in March 1996 in connection
with a private placement
offering                           1,140,000                        285,000

Issuance of common shares
in May 1996 in connection
with a private placement
offering                           1,660,000                        415,000

Issuance of common
shares in June, 1996 in
 connection with a private
placement                            833,340                    $   250,000
                                  ----------                    -----------
                                  12,633,340                    $ 1,306,145
                                  ==========                    ===========

                      PARADIGM ADVANCED TECHNOLOGIES, INC.
                          (A Development Stage Company)
                         INTERIM STATEMENT OF CASH FLOWS

                                                                       From
                                                    From            Inception on
                              For the Three      Inception on       January 12,
                               Months ended      January 12,       1996, through
                              June 30, 1996     1996, through      June 30, 1996
                               (Unaudited)      March 31, 1996      (Unaudited)
CASH FLOWS FROM OPERATING
ACTIVITIES
Net gain (loss) for the period $   (297,952)     $   (305,603)     $   (603,555)
Adjustment to reconcile net
  loss to net cash used in
  operating activities
Depreciation                          1,936               249             2,185
Changes to assets, liabilities
  Decrease (Increase) in
  inventory                          (5,287)         (349,275)         (354,562)
  Decrease (Increase) in
  sundary assets                    (13,792)           (2,626)          (16,418)
  Increase (Decrease) in
  accounts payable                  (10,838)           37,028            26,190
                               ------------      ------------      ------------
  Net Cash Provided by (Used
  In) Operating Activities     $   (325,933)     $   (620,227)     $   (620,227)
                               ============      ============      ============

CASH FLOWS FROM INVESTING
ACTIVITIES
  Increase (Decrease) in
  capital assets                    (16,875)           (4,978)          (21,853)
                               ------------      ------------      ------------
  Net Cash Provided by (Used
  In) Investing Activities     $    (16,875)     $     (4,978)     $    (21,853)
                               ============      ============      ============

CASH FLOWS FROM FINANCING
ACTIVITIES
  Received for issuance of
  common stock                      665,000           641,145         1,306,145
                               ------------      ------------      ------------
  Net Cash Provided by
  Financing Activities         $    665,000      $    641,145      $  1,306,145
                               ============      ============      ============

NET INCREASE IN CASH
FOR PERIOD                     $    322,192      $     15,940      $    338,132
                               ============      ============      ============
Cash, beginning of period      $     15,940      $         --      $         --
                               ------------      ------------      ------------
Cash, end of period            $    338,132      $     15,940      $    338,132
                               ============      ============      ============

Supplemental cash flow
disclosure
  Cash paid for
    Interest                             --                --                --
    Income taxes                         --                --                --

                      PARADIGM ADVANCED TECHNOLOGIES, INC.
                          (A Development Stage Company)
                      NOTES TO INTERIM FINANCIAL STATEMENTS
                  JUNE 30, 1996 (UNAUDITED) AND MARCH 31, 1996

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a) INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out method) and net realizable value.

     b) CAPITAL ASSETS

     Capital  assets  are  recorded  at  cost  less  accumulated   depreciation.
     Depreciation is provided using the declining balance basis at the following annual rate:

     Furniture and fixtures - 20%

     c) METHOD OF ACCOUNTING

     i) The Company maintains its books and prepares its financial statements on the accrual basis of accounting.


     ii) The Company's financial statements are prepared according to Canadian GAAP. There are no material differences between Canadian and U.S. GAAP.


2.   INCORPORATION, FISCAL YEAR END

     The Company was incorporated on January 12, 1996 in the state of Delaware and has elected a December 31 fiscal year end for book and tax purposes.

3.   INVENTORY

     The inventory consists of computer security equipment.

4.   CAPITAL ASSETS
                                        Accumulated                    Net
                               Cost     Depreciation                Book-value
     Furniture and
     fixtures, March
     31, 1996               $ 4,978           $  249                   $ 4,729

     Furniture and
     fixtures, June 30,
     1996                   $21,853           $2,185                   $19,668

5.   STOCK OPTIONS

     As at March 31, 1996, 6,000,000 shares of common stock are reserved for issuance to directors, officers, and employees under the Company's Stock Option Plan. The exercise price of such shares is $0.05 and the expiration date of the option is January 12, 2001.

6.   CURRENCY

     All amounts are expressed in United States Dollars.

                                    PART III

Item 1. Index to Exhibits.

                                                                       Page

3.1*    Certificate of Incorporation.

3.2*    By-Laws.

4.1*    Stock Option Plan.

10.1* Distributor Agreement dated November 29, 1995, together with Amending Agreement dated January 24, 1996.

10.2*   Consulting Agreement with Jack Y. L. Lee dated February 1, 1996.

10.3*   Consulting Agreement with David Kerzner dated February 1, 1996.

10.4*   Consulting Agreement with Industry Marketing Service dated
        January 1, 1996.

10.5*   Agreement with Sarah Casse dated January 12, 1996.

*       Document previously filed on August 1, 1996, with Form 10-SB.

Item 2. Description of Exhibits.

3.1*    Certificate of Incorporation.

3.2*    By-Laws.

4.1*    Stock Option Plan.

10.1* Distributor Agreement dated November 29, 1995, together with Amending Agreement dated January 24, 1996.

10.2*   Consulting Agreement with Jack Y. L. Lee dated February 1, 1996.

10.3*   Consulting Agreement with David Kerzner dated February 1, 1996.

10.4*   Consulting Agreement with Industry Marketing Service dated January 1,
        1996.

10.5*   Agreement with Sarah Casse dated January 12, 1996.

*       Document previously filed on August 1, 1996, with Form 10-SB.

                                   SIGNATURES

        In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            PARADIGM ADVANCED TECHNOLOGIES, INC.


Date:    October 8, 1996


                                            By: /s/ Jack Y. L. Lee
                                                --------------------------------
                                                Jack Y. L. Lee
                                                Chief Executive Officer and
                                                Secretary-Treasurer



                                            By: /s/ David Kerzner
                                                --------------------------------
                                                David Kerzner
                                                President